SILVESTRE LAW GROUP, P.C.

 31200 Via Colinas, Suite 200

Westlake Village, CA 91362

(818) 597-7552

Fax (818) 597-7551

November 13, 2012

SUBMITTED VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GenSpera, Inc.

Withdrawal of Post-Effective Amendment No. 4 to

Registration Statement on Form S-1 (File No. 333-180893)

To Whom it May Concern:

On behalf of our client, GenSpera, Inc. (“Company”), and pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby respectfully request the withdrawal of the Company’s Post-Effective Amendment No. 4, filed on November 8, 2012 (the “Amendment”).

We request that the Amendment be withdrawn as the Amendment was electronically mistagged and referred to as a registration statement that was previously withdrawn. No securities were sold in connection with the Amendment.

Very Truly Yours,

/s/ Raul Silvestre
Raul Silvestre